SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE

13d-2(a)

(Amendment No. )*

Cinram International Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17252T105

(CUSIP Number)

Karl Wachter, Esq.

1 American Lane

Greenwich, Connecticut 06831

Tel: (203) 422-3340

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amaranth LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
9,484,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
9,484,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%
14.	TYPE OF REPORTING PERSON*
CO

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amaranth Global Equities Master Fund Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
601,700
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
601,700
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
601,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%
14.	TYPE OF REPORTING PERSON*
CO

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amaranth Advisors L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
10,086,200
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
10,086,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
10,086,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%
14	TYPE OF REPORTING PERSON*
IA

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nicholas M. Maounis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
10,086,200
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
10,086,200
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
10,086,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%
14.	TYPE OF REPORTING PERSON
IN, HC

ITEM 1.            Security and Issuer.

This statement relates to the common shares, no par value (“Common Stock”) of Cinram International Inc. (the “Issuer”). The Issuer’s principal executive office is located at 2255 Markham Road, Scarborough, Ontario, Canada, M1B 2W3.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

- Amaranth LLC, a Cayman Islands exempted company (“Amaranth”).

- Amaranth Global Equities Master Fund Limited, a Cayman Islands exempted company (“Global”).

- Amaranth Advisors L.L.C., a Delaware limited liability company.

- Nicholas M. Maounis, an individual and a citizen of the United States (“Maounis”).

Amaranth Advisors L.L.C. is the trading advisor for each of Amaranth and Global and has been granted investment discretion over portfolio investments, including the Common Stock held by each of them. Amaranth Advisors (Canada) ULC, a subsidiary of Amaranth Advisors L.L.C., is a Nova Scotia unlimited liability company that provides investment management services to Amaranth and Global with respect to the Common Stock held by each of them. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Common Stock held for each of Amaranth and Global. Amaranth holds the shares of Common Stock beneficially owned by it.

The business address of Amaranth and Global is c/o Dundee Leeds Management Services (Cayman) Ltd., 2nd Floor, Waterfront Centre, 28 N. Church Street, Georgetown, Grand Cayman Islands, British West Indies.

The business address of Amaranth Advisors L.L.C. and Mr. Maounis is One American Lane, Greenwich, Connecticut 06831.

The business address of Amaranth Advisors (Canada) ULC is Suite 2830, TD Canada Trust Tower, 161 Bay Street, PO Box 216, Toronto, Ontario M5J 2S1.

The principal business of Amaranth and Global is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of Amaranth Advisors L.L.C. is serving as the trading advisor for Amaranth, Global and other private investment funds.

The principal business of Amaranth Advisors (Canada) ULC is providing investment management services.

The principal business of Mr. Maounis is serving as the managing member of Amaranth Advisors L.L.C.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds used by Amaranth in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$192,146,130

The source and amount of funds used by Global in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$12,214,145

ITEM 4.	Purpose of Transaction.

Amaranth and Global hold securities of the Issuer for investment purposes, with a view to maximizing the value of their investment, and may seek to influence decisions of management and of the directors of the Issuer, including by seeking representation as a trustee of the Cinram International Income Fund and as a director of the operating company following successful completion of the proposed income trust conversion of the Issuer. At the present time, neither Amaranth nor Global intends to acquire control over the business of the Issuer or to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer. Each of Amaranth and Global may from time to time, subject to market conditions and other relevant factors, make additional investments in or dispositions of securities of the Issuer in the future, including additional purchases or sales of common shares of the Issuer.

Amaranth and Global reserve the right to further discuss and/or meet with management and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.

The other Reporting Persons’ purposes and intentions are consistent with those of Amaranth and Global.

ITEM 5.	Interest in Securities of the Issuer.

(a)           Amaranth beneficially owns 9,484,500 shares of Common Stock, which represent 16.6% of the 57,305,960 shares of Common Stock outstanding.

Global beneficially owns 601,700 shares of Common Stock, which represent 1.0% of the 57,305,960 shares of Common Stock outstanding.

Amaranth Advisors L.L.C. may be deemed to beneficially own the shares of Common Stock held by Amaranth and Global as a result of being the Trading Advisor of Amaranth and Global.

Mr. Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth and Global as a result of being the managing member of Amaranth Advisors L.L.C.

Collectively, the Reporting Persons beneficially own 10,086,200 shares of Common Stock, which represent 17.6% of the shares of Common Stock outstanding.

The above ownership percentages were calculated based on the 57,305,960 shares of Common Stock outstanding as of March 30, 2006 according to the Issuer’s 6-K filed on April 4, 2006.

(b)           Mr. Maounis has shared power with Amaranth Advisors L.L.C. and Amaranth to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Amaranth.

Mr. Maounis has shared power with Amaranth Advisors L.L.C. and Global to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Global.

(c)           Information concerning transactions in the Common Stock effected by the Reporting Persons during the 60 days preceding the date hereof is set forth in Schedule 1.

(d)           Shareholders of Amaranth and Global indirectly participate in the receipt of dividends from, and proceeds from the sale of, the Common Stock held for the account of Amaranth and Global, respectively.

(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	April 10, 2006

AMARANTH LLC,
by Amaranth Advisors L.L.C., as Trading Advisor

By:	/s/ Nicholas M. Maounis
Nicholas M. Maounis, Managing Member

AMARANTH GLOBAL EQUITIES MASTER FUND LIMITED,
by Amaranth Advisors L.L.C., as Trading Advisor

By:	/s/ Nicholas M. Maounis
Nicholas M. Maounis, Managing Member

AMARANTH ADVISORS L.L.C.

By:	/s/ Nicholas M. Maounis
Nicholas M. Maounis, Managing Member

NICHOLAS M. MAOUNIS

/s/ Nicholas M. Maounis
Nicholas M. Maounis

SCHEDULE 1

Transactions in Common Stock of the Issuer in the last 60 days

Date of Transaction	Reporting Persons	Number of Shares Purchased	Price per Share
3/3/06	Amaranth	128,200	$28.00
3/3/06	Amaranth	249,200	27.72
3/3/06	Amaranth	380,000	27.85
3/8/06	Amaranth	75,500	28.25
3/10/06	Amaranth	24,600	28.05
3/22/06	Amaranth	80,000	27.61
3/28/06	Amaranth	800	27.75
3/29/06	Amaranth	12,700	28.50
3/29/06	Amaranth	120,500	28.48
3/31/06	Amaranth	2,200	28.20
3/31/06	Amaranth	319,700	28.55
3/3/06	Global	6,800	28.00
3/3/06	Global	13,100	27.72
3/3/06	Global	20,000	27.85
3/8/06	Global	18,900	28.25
3/10/06	Global	1,300	28.05
3/22/06	Global	20,000	27.61
3/28/06	Global	200	27.75
3/29/06	Global	800	28.50
3/29/06	Global	3,100	28.48
3/31/06	Global	600	28.20
3/31/06	Global	16,800	28.55

Total		1,495,000

All transactions listed above were executed on the Toronto Stock Exchange.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	April 10, 2006

AMARANTH LLC,
by Amaranth Advisors L.L.C., as Trading Advisor

By:	/s/ Nicholas M. Maounis
Nicholas M. Maounis, Managing Member

AMARANTH GLOBAL EQUITIES MASTER FUND LIMITED,
by Amaranth Advisors L.L.C., as Trading Advisor

By:	/s/ Nicholas M. Maounis
Nicholas M. Maounis, Managing Member

AMARANTH ADVISORS L.L.C.

By:	/s/ Nicholas M. Maounis
Nicholas M. Maounis, Managing Member

NICHOLAS M. MAOUNIS

/s/ Nicholas M. Maounis
Nicholas M. Maounis